                                  SCHEDULE 14A
                                 (Rule 14a-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

 Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

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                        permitted by Rule 14a-6(e)(2))
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            / /         Definitive Additional Materials
            / /         Soliciting Material Under Rule 14a-12

                          ELITE PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                            THE ELITE VALUE COMMITTEE
                                 HARRIS FREEDMAN
                              BRIDGE VENTURES, INC.
                   BRIDGE VENTURES, INC. EMPLOYEE PENSION PLAN
                               SMACS HOLDING CORP.
                                   SHARON WILL
                               SAGGI CAPITAL CORP.
                     SAGGI CAPITAL CORP. MONEY PURCHASE PLAN
                     SAGGI CAPITAL CORP. PROFIT SHARING PLAN

                               MICHAEL H. FREEDMAN

--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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                        applies:

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                                      -2-

                            THE ELITE VALUE COMMITTEE

                                 August 16, 2002

Dear Fellow Stockholder:

            Through the attached Consent Solicitation Statement, The Elite Value
Committee (the  "Committee")  is providing you with an opportunity to remove and replace  a  majority  of  the  members  of  the  Board  of  Directors  of  Elite
Pharmaceuticals,  Inc.  ("Elite")  with the  Committee's  slate of nominees (the
"Slate"). All Elite stockholders are being asked to express their consent to our proposals  by marking,  signing and dating the enclosed  WHITE  Consent Card and
returning  it  in  the  enclosed,   postage-paid  envelope,  to  our  solicitor,
____________, as set forth in the Consent Solicitation Statement.

            IF YOU  ELECT THE  MEMBERS  OF OUR  SLATE,  THEY,  SUBJECT  TO THEIR
FIDUCIARY  DUTIES,  WILL  EXPLORE  ALTERNATIVES  TO MAXIMIZE  STOCKHOLDER  VALUE
INCLUDING,  BUT NOT  LIMITED TO,  ENGAGING A  NATIONALLY  RECOGNIZED  INVESTMENT
BANKING FIRM TO ASSIST IN THE REVIEW AND  IMPLEMENTATION OF THE ALTERNATIVES THE
SLATE BELIEVES WILL MAXIMIZE STOCKHOLDER VALUE FOR ALL OF ELITE'S  STOCKHOLDERS,
ENGAGING AN EXPERIENCED  CHIEF FINANCIAL OFFICER AND CHIEF OPERATING OFFICER AND
EXTENDING THE EXPIRATION DATE OF ELITE'S OUTSTANDING CLASS A WARRANTS. THERE CAN
BE NO  ASSURANCE  THAT THE  ELECTION  OF THE SLATE WILL  MAXIMIZE  OR  OTHERWISE
ENHANCE STOCKHOLDER VALUE.

                OUR GOAL IS TO MAXIMIZE THE VALUE OF YOUR SHARES

            The Committee beneficially owns approximately 8.6% of Elite's issued and  outstanding  shares  of  common  stock  (the  "Shares").  As a  significant stockholder,  the Committee has a vested interest in maximizing the value of the
Shares.  The  Committee  believes that the removal of a majority of the existing
Board of Directors,  without cause, and the election of the Slate represents the best means for Elite's stockholders to maximize the value of their Shares. There can be no assurance  that the  election of the Slate will  maximize or otherwise enhance stockholder value.

            THE COMMITTEE CAN ONLY IMPLEMENT ITS PLAN WITH YOUR HELP

            The  Committee  believes  it  can  increase   stockholder  value  by
providing  better  management of Elite's business  operations.  The Committee is asking you to replace three current directors, Donald S. Pearson, Harmon Aronson and Eric L. Sichel,  and any person or persons elected to the Board of Directors to fill any vacancy arising since the last annual meeting of stockholders or any newly created  directorships,  with Harris Freedman,  Sharon Will and Michael H.
Freedman.  A  biographical  summary of each member of the Slate is included  for your review in the Consent Solicitation Statement.

            THE COMMITTEE  URGES YOU TO TAKE  ADVANTAGE OF THIS  OPPORTUNITY  TO
CHANGE THE  COMPOSITION OF THE BOARD OF DIRECTORS  WHICH THE COMMITTEE  BELIEVES
WILL  BENEFIT  ELITE.  IF WE FAIL  IN  THIS  EFFORT,  THERE  MAY NOT BE  ANOTHER
OPPORTUNITY.

            PLEASE MARK, SIGN, DATE AND RETURN YOUR WHITE CONSENT CARD TODAY.

                                        Thank you for your support,

                                        Harris Freedman
                                        On behalf of The Elite Value Committee

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED AUGUST 16, 2002

                         CONSENT SOLICITATION STATEMENT
                                       OF
                            THE ELITE VALUE COMMITTEE

            The Elite Value Committee (the  "Committee") is the beneficial owner of  approximately  8.6% of the issued and outstanding  shares of common stock of
Elite  Pharmaceuticals,  Inc., a Delaware corporation  ("Elite").  The Committee believes that a thorough  investigation of strategic  alternatives and a greater dedication to maximizing stockholder value will be best achieved by removing and replacing a majority of the members of the Elite Board of Directors  (the "Elite
Board") with the Committee's slate of director nominees (the "Slate").

            This Consent  Solicitation  Statement and the  accompanying  form of
written   consent  are  furnished  by  the  Committee  in  connection  with  the solicitation  by the  Committee of written  consents  from the holders of common stock, $.01 par value per share (the "Common Stock" or the "Shares"),  of Elite, to take the following actions (each individually, a "Proposal" and collectively, the  "Proposals"),  without a meeting of stockholders,  as permitted by Delaware law:

               1.       Removal  of three  present  members  of the Elite  Board
                        without  cause,  Donald S. Pearson,  Harmon  Aronson and
                        Eric L. Sichel and any person or persons  elected to the
                        Elite Board to fill any vacancy  arising  since the last
                        annual  meeting  of  stockholders  or any newly  created
                        directorships; and

               2.       Election  of the  Committee's  Slate,  Harris  Freedman,
                        Sharon  Will and  Michael H.  Freedman,  to the Board of
                        Directors  to fill the newly  created  vacancies  on the
                        Board,  and to serve until their  respective  successors
                        are duly elected and qualify.

            This Consent  Solicitation  Statement,  the  accompanying  letter to
stockholders   and  the  WHITE  Consent  Card  are  first  being   furnished  to
stockholders on or about August ___, 2002.

            Approval  of the  Proposals  requires  the  written  consent  of the holders  of a  majority  of the  outstanding  Shares  as of  August 5, 2002 (the
"Record Date"). Stockholders of record as of the close of business on the Record
Date will be entitled to one vote for each share of Common Stock.  The Committee has set September 4, 2002 as the goal for the  submission  of written  consents;
however,  the last day for the  submission  of written  consents  to Elite under
Delaware law will be October 4, 2002.  Based on publicly  available  information filed by Elite with the Securities and Exchange Commission,  as of July 24, 2002
there were 9,728,116 Shares issued and outstanding.

            On the Record Date,  the  Committee was the  beneficial  owner of an aggregate of 859,470 Shares, which represented  approximately 8.6% of the issued and  outstanding  Shares.  The  Committee is comprised of the Slate and entities affiliated  with the Slate.  Bridge  Ventures,  Inc., an entity  affiliated with
Harris Freedman,  provided financial consulting services to Elite from August 1,
1997 to December 31, 2001. Saggi Capital Corp., an entity affiliated with Sharon
Will, provided investor relations services to Elite from August 1, 1997 to March
31, 2002.  Both entities  received a monthly fee and warrants to purchase  Elite
Common  Stock.  Michael H.  Freedman  served as  Secretary of Elite from 1998 to
1999. See "Slate" and "Participant Information."

            THE COMMITTEE  BELIEVES THAT THE ACTIONS  DESCRIBED  FURTHER  HEREIN
WILL DELIVER  MAXIMUM VALUE FOR YOUR SHARES OF COMMON STOCK,  ALTHOUGH THERE CAN
BE NO ASSURANCE THAT THE ACTIONS WILL RESULT IN MAXIMUM VALUE.  TO CARRY OUT THE
ACTIONS,  THE  COMMITTEE  BELIEVES THAT CERTAIN  INCUMBENT  MEMBERS OF THE ELITE
BOARD MUST BE REPLACED.  REPRESENTATION BY THE SLATE CAN BE ACHIEVED ONLY IF THE
PROPOSED CORPORATE ACTIONS ARE ADOPTED. ACCORDINGLY, YOU ARE URGED TO CONSENT TO
THE REMOVAL OF THREE INCUMBENT MEMBERS OF THE ELITE BOARD AND TO THE ELECTION OF
THE SLATE BY MARKING,  SIGNING, DATING AND RETURNING PROMPTLY THE ENCLOSED WHITE
CONSENT CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

            As a consent to corporate  action is  effective  only if executed by holders of record of a majority of the total number of Shares outstanding on the
Record Date, the failure to execute a consent has the same effect as withholding of consent for any Proposal.

            The principal  executive  offices of Elite are located at 165 Ludlow
Avenue, Northvale, New Jersey 07647 and its telephone number is (201) 750-2646.

                                       -2-

                                    IMPORTANT

            YOUR CONSENT IS IMPORTANT,  NO MATTER HOW MANY OR HOW FEW SHARES YOU
OWN.  THE  COMMITTEE  URGES YOU TO SIGN,  DATE,  AND RETURN THE  ENCLOSED  WHITE
CONSENT CARD TODAY TO VOTE FOR THE ELECTION OF THE SLATE.

            The members of the Slate are committed,  subject to their  fiduciary duty to Elite's stockholders, to giving all Elite's stockholders the opportunity to receive the maximum value for their Shares.  A vote FOR the Slate will enable you - as the owners of Elite - to send a message to the Elite Board that you are committed to maximizing the value of your Shares.

o           If your Shares are registered in your own name, please sign and date the enclosed WHITE Consent Card and return it to the Committee,  c/o
            _______________, in the enclosed envelope today.

o           If any of your  Shares  are  held in the name of a  brokerage  firm, bank, bank nominee or other  institution on the Record Date, only it can  vote  such  Shares  and  only  upon  receipt  of your  specific instructions. Accordingly, please contact the person responsible for your account and instruct  that person to execute on your behalf the
            WHITE  Consent  Card.  The  Committee  urges  you  to  confirm  your instructions  in writing to the person  responsible for your account and to provide a copy of such  instructions  to the  Committee,  c/o
            _______________,  who is  assisting  in  this  solicitation,  at the address and telephone numbers set forth below, and on the back cover of this Consent Solicitation  Statement,  so that we may be aware of all  instructions  and can attempt to ensure that such  instructions are followed.

              IF YOU HAVE ANY QUESTIONS ABOUT GIVING YOUR CONSENT,
                                  PLEASE CALL:

                             [PROXY SOLICITOR LOGO]

                                       -3-

REASONS FOR THE SOLICITATION

            We are asking you to:

            o           remove three incumbent directors; and

            o           elect to the Elite Board three representatives nominated
                        by the Committee.

            As further described below, the Committee believes that the election of the Slate represents the best means for Elite's  stockholders to maximize the value of their Shares. As a significant  stockholder of Elite, the Committee has a vested  interest  in  maximizing  the value of the Shares.  Additionally,  the
Committee  believes that the members of the Slate have  extensive  experience in private and public investment and business management.  If elected to the Board, the  members  of the  Slate  will use their  collective  experience  to  explore alternatives  to  maximize  stockholder  value  including,  but not  limited to, engaging a nationally recognized investment banking firm to assist in the review and  implementation  of  the  alternatives  the  Slate  believes  will  maximize stockholder  value for all of Elite's  stockholders.  There can be no  assurance that the election of the Slate will  maximize or otherwise  enhance  stockholder value.

WE BELIEVE THAT THE ELITE BOARD HAS FAILED TO MAXIMIZE STOCKHOLDER VALUE.

            In the Committee's  opinion,  the existing Elite Board has failed to maximize stockholder value as described below:

1.          Declining Stock Price
            ---------------------

            According  to Elite's  Form 10-K for the fiscal year ended March 31,
2002 (the "Form 10-K"),  during the fiscal year ended March 31, 2002, the Common
Stock traded on The American  Stock Exchange at a high of $11.50 per Share and a low of $4.85 per Share. As of August 2, 2002, the Share price closed at $3.51, a decrease of over 27% from the $4.85 low reported for the prior fiscal year.

            According to Elite's  Form 10-K,  during the fiscal year ended March
31, 2002,  Elite's Class A Warrants (the "Warrants")  traded on the OTC Bulletin
Board at a high of $6.21 per Warrant and a low of $.86 per Warrant.  The Warrant
price reached its low during  Elite's last fiscal  quarter ended March 31, 2002.
As of August 2, 2002,  the Warrant  price closed at $.30, a decrease of over 65%
from the $.86 low reported for the prior fiscal year.

            The high and low prices presented in the preceding two paragraphs as a basis of comparison  for Elite's  recent Common Stock and Warrant  prices were extracted  from a table in the Form 10-K  which  sets forth the high and low bid prices of the Common  Stock and  Warrants  during  each  quarter of the last two fiscal years as required by disclosure  rules  promulgated by the Securities and
Exchange Commission.

                                      -4-

2.          Failure to Consummate Material Business Agreements
            --------------------------------------------------

            According to its public filings,  Elite has not entered into any new material  licensing  agreements or joint  ventures  since June 2001. It has also failed to enter into any  agreements  with a  nationally  recognized  investment banking firm or agreements with a strategic partner.  We question how management intends to achieve growth and  profitability  of the Elite business  without new business  agreements  and  joint  ventures  or  the  services  of  a  nationally recognized investment banking firm.

3.          Failure to File Any Treatment IND, ANDA or NDA with the Food and Drug
            Administration
            ---------------------------------------------------------------------

            According   to  its  public   filings,   Elite  has  not  filed  any
investigational new drug ("IND")  application,  abbreviated new drug application
("ANDA") or new drug application  ("NDA") with the Food and Drug  Administration since Elite became a public company in 1997.

4.          Lack of Management Expertise
            ----------------------------

            According  to its  public  filings,  Elite  has not  engaged a Chief
Operating Officer or Chief Financial Officer.

WE BELIEVE  THAT THE ELITE  BOARD  SHOULD  APPOINT A QUALIFIED  CHIEF  FINANCIAL
OFFICER AND CHIEF OPERATING OFFICER.

            The  Committee  believes  that  there are  alarming  gaps in Elite's executive  management.  According  to the  Form  10-K,  Atul  Mehta  is  Elite's
President and Chief  Executive  Officer and Mark Gittelman is Elite's  Secretary
and  Treasurer.  Other  than  Messrs.  Mehta and  Gittelman,  there are no other executive officers of Elite. Furthermore, it does not appear from Elite's public filings with the Securities and Exchange  Commission that Elite has ever engaged a Chief Financial  Officer or Chief  Operating  Officer since its initial public offering. We believe that it is critical for a publicly held company to engage a
Chief Financial  Officer in order to oversee the company's  financial  reporting obligations  under federal  securities  laws,  review company policy relating to accounting  and  internal  controls  and act as a  liaison  with  the  company's auditors.  We also  believe  that the  services of a qualified  Chief  Operating
Officer are crucial in overseeing the day-to-day operations of a public company.
Accordingly,  if elected,  the Slate will conduct a search for a qualified Chief
Financial Officer and Chief Operating Officer.

WE DISAGREE WITH THE ELITE BOARD'S DECISION NOT TO EXTEND THE EXPIRATION DATE OF
OUTSTANDING CLASS A WARRANTS.

                                      -5-

               Certain   members  of  the   Committee   and  other   significant
stockholders of Elite currently own Warrants to purchase Common Stock at a price of $6.00 per share.  As a majority of these Warrants expire on November 30, 2002 and  the  Warrants  are  currently  out-of-the-money,  certain  members  of  the
Committee had requested that the Elite Board extend the  expiration  date of the
Warrants.  On July 24, 2002,  Elite filed a Current  Report on Form 8-K with the
Securities and Exchange Commission denying this request.

            The Warrants may provide  substantial  capital resources to Elite if and when  Elite's  stock  price  rises.  Assuming  that,  to  date,  none of the
1,525,000 Warrants affected by the Elite Board decision have been exercised, the
Elite  Board  decision  foregoes  potential   financing  proceeds  to  Elite  of
$9,150,000, if the Warrants were exercised. These proceeds would be available to
Elite at minimal  additional  cost.  The Committee has been advised by the Elite
Board  that a  Warrant  extension  would  require  Elite  to  record  a loss  of approximately $1,900,000. As Elite has no earnings to date, we believe that such a non-cash charge in its financial statements is immaterial when weighed against terminating such a significant  potential capital resource. To obtain additional capital  without this resource,  Elite would likely incur  substantial  cost and expense.  Also,  there can be no  assurance  that Elite  would be able to obtain additional financing, when needed. The members of the Slate and their affiliates beneficially own an aggregate of 285,250 Warrants, a majority of which expire on
November  30,  2002.  If the Slate is  elected  and the  expiration  date of the
Warrants is extended, the members of the Slate and their affiliates will benefit from such  extension  to the extent the price of Elite  Common Stock rises above
$6.00 per Share,  the exercise price of the Warrants.  There can be no assurance that the price of Elite's Common Stock will ever rise above $6.00 per Share.

WE BELIEVE THAT THE ELITE BOARD MUST  PROMPTLY  EXPLORE  OTHER  ALTERNATIVES  TO
MAXIMIZE STOCKHOLDER VALUE.

            The  Committee  believes  that  the  value  of  Elite  has not  been maximized by the Elite Board and  believes  that the election of the Slate would significantly  increase the potential for  stockholders to maximize the value of their Shares.  Harris  Freedman  would bring to the Elite Board over 30 years of experience  working as a business  consultant for private and public  companies, including coordinating strategic alliances and capital raising.  Sharon Will has approximately  15 years of  experience  in  investor  relations  for private and public companies. Harris Freedman and Sharon Will both served as consultants for
Elite.  Michael H.  Freedman  has been an  attorney  for over  twelve  years and specializes  in securities  and  corporate  law. He served as Secretary of Elite from  1998 to  1999.  For  further  information  regarding  the  background  and qualifications  of the members of the Slate,  see "The  Slate." If elected,  the members  of the Slate  will,  subject to their  fiduciary  duties,  explore  all available alternatives to maximize stockholder value including,  but not limited to (a) engaging a nationally  recognized  investment  banking firm to advise the
Board on strategic  alternatives to enhance stockholder value, which may include
(i) an  extraordinary  corporate  transaction,  such as a  merger  or  strategic alliance  involving Elite or any of its  subsidiaries;  (ii) material changes in

                                      -6-

the present capitalization of Elite; and (iii) other material changes in Elite's
business  or  corporate  structure;   and  (b)  engage  consultants  to  provide
information  to the  business  community  regarding  Elite's  business  plan and product projections.

            We wish to provide the stockholders,  the true owners of Elite, with the opportunity to elect directors who are unaffiliated  with the existing Elite
Board.  Your decision to elect the Slate does not  constitute a vote in favor of our value enhancing plans.  Your decision to elect the Slate will have the legal effect of replacing three  incumbent  directors with our nominees.  However,  if elected,  the Slate will seek stockholder  approval for any value enhancing plan to the extent required by applicable law.

            Neither we (nor to our  knowledge,  any other  person on our behalf)
has made or undertaken any analysis or reports as to whether  stockholder  value will be maximized as a result of this  solicitation or has obtained reports from consultants  or other  outside  parties as to whether  the  proposals  presented herein would have an effect on stockholder value. There can be no assurance that stockholder  value will be  maximized  as a result of this  solicitation  or the election of the Slate.

THE SLATE

            Set forth below are the name,  business  address,  present principal occupation and  employment  and material  occupations,  positions,  offices,  or employments  for  the  past  five  years  of  each  member  of the  Slate.  This information  has been furnished to the Committee by the Slate.  Where no date is given for the commencement of the indicated  office or position,  such office or position  was  assumed  prior to August 1, 1997.  The  members of the Slate have agreed to serve as directors of Elite if duly elected.  Each person listed below is a citizen of the United States of America.

            HARRIS  FREEDMAN  (68) has been a  business  consultant  for over 30 years and has been  engaged by  numerous  public and private  companies.  Bridge
Ventures,  Inc. was a business consultant for Elite from August 1997 to December
2001. Mr.  Freedman serves as the Secretary of Bridge  Ventures,  Inc. and SMACS
Holding Corp., family-owned equity finance companies. Mr. Freedman is Michael H.
Freedman's  father.  As of the Record  Date,  Mr.  Freedman  beneficially  owned
595,170 Shares, 369,970 of which were owned by Bridge Ventures, Inc., 102,200 of which were owned by Bridge  Ventures,  Inc.  Employee  Pension Plan,  121,000 of
which were owned by SMACS  Holding  Corp.,  and 2,000 of which were owned by him individually. The business address of Mr. Freedman is 1241 Gulf of Mexico Drive,
Sarasota, FL 34228. For information regarding Mr. Freedman's purchases and sales of securities of Elite during the past two years, see Schedule I.

            SHARON WILL (43) is the  President  of Saggi  Capital  Corp.,  which performs  investor  relation  services for  smallcap  public  companies  and has performed  these  services  for over 15 years.  Saggi  Capital  Corp.  is also a private investor in smallcap companies. Saggi Capital Corp. was engaged by Elite from 1997 to 2002. As of the Record Date,  Ms. Will  beneficially  owned 240,800
Shares,  217,500 of which were owned by Saggi Capital Corp., 7,450 of which were owned by Saggi Capital Corp.  Money Purchase Plan, and 8,350 of which were owned by Saggi Capital Corp.  Profit Sharing Plan. The business address of Ms. Will is
9 Prospect Hill Road Ext., Pine Plains, NY 12567. For information  regarding Ms.

                                      -7-

Will's purchases and sales of securities of Elite during the past two years, see
Schedule I.

            MICHAEL H.  FREEDMAN  (40) has been an attorney with the Law Offices of  Michael  H.  Freedman  since  December  1999.  From 1996 to 1999,  he was an associate with the law firm Silverman Sklar Byrne Shin & Byrne P.C. Mr. Freedman specializes  in securities  and  corporate  law. From 1998 to 1999, he served as
Secretary of Elite. Mr. Freedman is the son of Harris Freedman. As of the Record
Date, Mr. Freedman beneficially owned 23,500 Shares. The business address of Mr.
Freedman is 200 East 89th Street, Suite 17A, New York, NY 10128.

            The Slate will not receive any  compensation  from the Committee for their  services  as  directors  of Elite.  Harris  Freedman  and Sharon Will may receive  proceeds from the exercise of Warrants held by them or their affiliates if the  expiration  date of the  Warrants is  extended.  On August 5, 2002,  the members of the Slate and the remaining participants in this consent solicitation entered into a Joint Filing  Agreement,  in which,  among other things,  (i) the parties  agreed to the joint filing on behalf of each of them of  statements  on
Schedule 13D with respect to the Common Stock of Elite,  (ii) the parties agreed to form the Committee for the purpose of soliciting  written consents or proxies to, among other things,  elect the Slate to the Board by the written  consent of stockholders  or at the next annual meeting of  stockholders or other meeting of stockholders  held for such  purpose,  (iii) the members of the Slate  agreed to serve as  directors of Elite if duly  elected,  and (iv) Bridge  Ventures,  Inc.
agreed  to bear  all  expenses  incurred  in  connection  with  the  Committee's activities,  including  approved  expenses incurred by any of the parties in the solicitation  of written  consents  or proxies by the  Committee.  Other than as stated above, there are no arrangements or understandings  between the Committee and any member of the Slate or any other  person or persons in  connection  with this  consent  solicitation.  No member of the Slate has been  convicted  in any criminal proceedings (excluding traffic violations or similar misdemeanors) over the past 10 years.  No member of the Slate is a party adverse to Elite or any of its  subsidiaries  or has a  material  interest  adverse  to Elite or any of its subsidiaries in any material pending legal proceedings.

            The Committee does not believe that any members of the Slate will be unable to stand for election,  but, in the event that such persons are unable to serve or for good cause will not serve,  the Shares  represented by the enclosed
WHITE  Consent Card will be voted for  substitute  nominees.  In  addition,  the
Committee  reserves the right to nominate  substitute  persons if Elite makes or announces  any changes in its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any member of the
Slate. In any such case,  Shares  represented by the enclosed WHITE Consent Card will be voted for such  substitute  nominees.  Notwithstanding  the  Committee's ability to vote consents for  substitute  nominees,  the enclosed  WHITE Consent
Card can only be voted for up to three directors.

                           BACKGROUND TO SOLICITATION

            On August 1, 1997, Bridge Ventures,  Inc. ("Bridge"),  a participant in this  solicitation  controlled by Harris  Freedman,  and Elite entered into a consulting agreement whereby Bridge would provide financial consulting services.

                                      -8-

Elite and Bridge  mutually  agreed to terminate  this  agreement on December 31,
2001.  Pursuant to this agreement,  Bridge received 250,000 warrants to purchase
Shares at an exercise price of $6.00 per Share.

            On August 1, 1997, Saggi Capital Corp.  ("Saggi"),  a participant in this solicitation controlled by Sharon Will, and Elite entered into a consulting agreement  whereby  Saggi  would  provide  investor  relations  services.  Elite terminated this agreement on March 31, 2002.  Pursuant to this agreement,  Saggi received  100,000  warrants to purchase Shares at an exercise price of $6.00 per
Share.  Elite terminated the agreement  stating that it desired to pursue a more formal consulting arrangement for a broader scope of services.

            On December 31, 2001, the date of termination of Bridge's consulting agreement with Elite, Elite's Share price closed at $6.50. On July 15, 2002, the
Share price  closed at $3.60,  representing  a decrease in price of over 44%. In response to this decline in Share price,  Bridge and Saggi delivered a letter to
Dr.  Atul  Mehta and  Elite's  Board of  Directors  on July 16,  2002  ("July 16
Letter")  questioning  management's  execution of its  business  plan and urging management to appoint  additional senior level management,  including a business development  expert, an investor relations firm, and an investment banking firm.
The July 16 Letter  also  expressed  concerns  regarding  Elite's  inability  to consummate any licensing, joint venture, or other agreements with third parties.
Bridge and Saggi  requested a meeting with the Elite Board to discuss  these and other  matters.  On July 17,  2002,  Dr.  Mehta and the Elite Board  delivered a letter to Bridge and Saggi denying the request.

            On July 18,  2002,  Harris  Freedman  filed a Schedule  13D with the
Securities and Exchange Commission with respect to his ownership of Elite Common
Stock  disclosing  his  intention to seek changes in the Elite Board and to take other possible actions.

            On July 18, 2002,  Elite's  attorneys,  James McElroy  &  Diehl,
P.A.,  delivered a letter to Harris Freedman ("July 18 Letter") alleging certain acts by Mr.  Freedman  detrimental to Elite and explaining the rationale for the
Elite Board's  decision not to extend the  expiration  date of the Warrants.  On
July 24, 2002,  Elite filed a Current Report on Form 8-K with the Securities and
Exchange  Commission stating that it would not extend the expiration date of the
Warrants. On July 31, 2002, Harris Freedman's  attorneys,  Olshan Grundman Frome
Rosenzweig & Wolosky LLP, delivered a letter to Elite's attorneys  generally denying all allegations set forth in the July 18 Letter.

            On August 5, 2002,  Bridge  delivered to the Elite Board its written consent  and a demand  letter to  inspect  Elite's  stockholders  list and other records.  On or around August 5, 2002, the Committee filed a preliminary consent solicitation statement and amended Schedule 13D with the Securities and Exchange
Commission.  The  members of the Slate and the  remaining  participants  in this consent solicitation also entered into a Joint Filing Agreement, in which, among other  things,  (i) the parties  agreed to the joint filing on behalf of each of them of  statements  on Schedule  13D with respect to the Common Stock of Elite,
(ii) the parties  agreed to form the  Committee  for the  purpose of  soliciting written consents or proxies to, among other things, elect the Slate to the Board by the  written  consent  of  stockholders  or at the  next  annual  meeting  of

                                      -9-

stockholders or other meeting of stockholders  held for such purpose,  (iii) the members of the Slate agreed to serve as directors of Elite if duly elected,  and
(iv)  Bridge  agreed  to bear  all  expenses  incurred  in  connection  with the
Committee's  activities,  including  approved  expenses  incurred  by any of the parties in the solicitation of written consents or proxies by the Committee.

                               CONSENT PROCEDURES

GENERAL EFFECTIVENESS OF CONSENTS

            Elite is a Delaware  corporation and is,  therefore,  subject to the
Delaware General Corporate Law (the "Delaware GCL"). Section 228 of the Delaware
GCL provides that, unless otherwise provided in the certificate of incorporation of a corporation, any action required to be or that may be taken at a meeting of stockholders may be taken without a meeting,  without prior notice and without a vote, if written  consents,  setting  forth the action so taken,  are signed and delivered to the  corporation  by the holders of  outstanding  shares having not less than the  minimum  number of votes  that  would be  necessary  to take such action at a meeting at which all shares  entitled to vote  thereon  were present and voted.  Elite's  Certificate of Incorporation does not prohibit  stockholder action by written consent.

            The Proposals will become  effective  when the Committee  submits to
Elite properly completed,  unrevoked and effective WHITE Consent Cards (or other forms of consent) indicating consent to the Proposals,  signed by the holders of record on the Record  Date of a majority  of the  Shares  outstanding  as of the
Record  Date.  Under  Section 228 of the Delaware  GCL,  such  consents  must be delivered within 60 days of the earliest dated consent delivered to Elite, which was August 5, 2002. Accordingly,  this consent solicitation must be completed by
October 4, 2002. However, the Committee has established September 4, 2002 as the goal for the submission of written  consents to the Committee.  If the Proposals are adopted pursuant to this consent  solicitation,  prompt notice will be given pursuant to Section  228(d) of the  Delaware  GCL to  stockholders  who have not executed and returned a WHITE Consent Card.

            Because  the  Proposals  will  become  effective  only  if  executed consents representing a majority of the Shares outstanding as of the Record Date are returned by holders of record on the Record Date, the following actions will have the same effect as  withholding  consent to the  Proposals:  (a) failing to execute and return a WHITE Consent Card or (b) executing and returning a written consent marked "CONSENT WITHHELD" or "ABSTAINS" as to any Proposal.  If returned
WHITE  Consent  Cards are  executed and dated but not marked with respect to any
Proposal,  the stockholder  returning such card will be deemed to have consented to such  Proposal.  A broker  non-vote  will be  counted as a vote  against  the
Proposals.

                                      -10-

            We are asking you to elect  three of our  nominees  who, if elected, will  constitute a majority of the four-member  Elite Board.  The enclosed WHITE
Consent Card may only be voted for our three nominees and does not confer voting power with respect to the remaining directorship.

PROCEDURAL INSTRUCTIONS

            If a  stockholder  is a record  holder  of Shares as of the close of business on the Record Date,  such  stockholder  may elect to consent,  withhold consent  or abstain  with  respect to a  Proposal  by  marking  the  "CONSENTS,"
"CONSENT WITHHELD" or "ABSTAINS" box, as applicable,  underneath the Proposal on the  accompanying  WHITE  Consent  Card and  signing,  dating and  returning  it promptly in the enclosed postage-paid envelope.

            UNDER THE DELAWARE  GCL, ONLY  STOCKHOLDERS  OF RECORD ON THE RECORD
DATE ARE  ELIGIBLE  TO GIVE THEIR  CONSENT  TO THE  PROPOSALS.  THEREFORE,  EACH
STOCKHOLDER IS URGED, EVEN IF SUCH STOCKHOLDER HAS SOLD ITS SHARES SUBSEQUENT TO
THE RECORD DATE,  TO GRANT ITS CONSENT  PURSUANT TO THE ENCLOSED  WHITE  CONSENT
CARD WITH  RESPECT TO ALL SHARES  HELD AS OF THE RECORD  DATE.  A  STOCKHOLDER'S
FAILURE TO CONSENT MAY ADVERSELY  AFFECT THOSE WHO CONTINUE TO BE  STOCKHOLDERS.
IN ADDITION,  ANY STOCKHOLDER  OWNING SHARES  BENEFICIALLY  (BUT NOT OF RECORD),
SUCH AS A PERSON WHOSE  OWNERSHIP  OF SHARES IS THROUGH A BROKER,  BANK OR OTHER
FINANCIAL INSTITUTION, SHOULD CONTACT THAT BROKER, BANK OR FINANCIAL INSTITUTION
WITH INSTRUCTIONS TO EXECUTE THE WHITE CONSENT CARD ON SUCH STOCKHOLDER'S BEHALF
OR TO HAVE THE  BROKER,  BANK OR  FINANCIAL  INSTITUTION'S  NOMINEE  EXECUTE THE
CONSENT.  EACH  STOCKHOLDER  IS URGED TO ENSURE  THAT THE RECORD  HOLDER OF SUCH
STOCKHOLDER'S  SHARES MARKS, SIGNS, DATES AND RETURNS THE ENCLOSED WHITE CONSENT
CARD AS SOON AS  POSSIBLE.  EACH  STOCKHOLDER  IS  FURTHER  URGED TO  CONFIRM IN
WRITING ANY  INSTRUCTIONS  GIVEN AND PROVIDE A COPY OF SUCH  INSTRUCTIONS TO THE
COMMITTEE IN CARE OF __________________________,  SO THAT THE COMMITTEE MAY ALSO
ATTEMPT TO ENSURE SUCH INSTRUCTIONS ARE FOLLOWED.

REVOCATION OF CONSENTS

            Executed written consents may be revoked at any time,  provided that a written, dated revocation that clearly identifies the consent being revoked is
executed   and   delivered   either   to  (a)   the   Committee   in   care   of
___________________________________________,  or  (b)  the  principal  executive offices of Elite at 165 Ludlow Avenue,  Northvale,  New Jersey 07647,  in either case, prior to the time that the Proposals become effective. A revocation may be in any written form validly signed by the record holder as of the Record Date as long as it clearly states that the written consent previously given is no longer effective.  The Committee  requests that a copy of any revocation  sent to Elite also be  given  to  _____________________  at the  above  address  so  that  the
Committee  may more  accurately  determine if and when  written  consent to each
Proposal  has been  received  from the holders of record on the Record Date of a majority of the Shares then outstanding. The Committee urges you not to sign any revocation  of consent  card that may be sent to you by Elite.  If you have done so, you may revoke that  revocation of consent by delivering a later dated WHITE
Consent Card to the Committee, c/o ________________________, or to the Secretary
of Elite.

                                      -11-

                            SOLICITATION OF CONSENTS

            The solicitation of consents  pursuant to this consent  solicitation is being made by the  Committee.  Consents may be solicited by mail,  facsimile, telephone,  telegraph,  in person and by advertisements.  The Committee will not solicit consents via the Internet.

            The   Committee   has   retained    _________________________    for
solicitation  and advisory  services in connection with this  solicitation,  for which ___________________ will receive a fee not to exceed $_________,  together with  reimbursement  of its  reasonable  out-of-pocket  expenses,  and  will  be
indemnified  against  certain   liabilities  and  expenses,   including  certain
liabilities under the federal securities laws.  __________________  will solicit consents from individuals, brokers, banks, bank nominees and other institutional
holders.  The  Committee  has  requested  banks,   brokerage  houses  and  other
custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners of the Shares they hold of record.  The  Committee  will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated  that  _______________  will employ  approximately  __
persons to solicit Elite's stockholders.

            The entire  expense of  soliciting  consents  is being  borne by the
Committee.  If the Slate is elected to the Elite Board, the Committee intends to seek  reimbursement  of the  costs  of  this  solicitation  from  Elite.  Unless otherwise required by law, the Committee does not currently intend to submit the question of  reimbursement  of the costs of this  solicitation  to a stockholder vote.  Costs of this  solicitation  of consents  are  currently  estimated to be approximately $_________.  The Committee estimates that through the date hereof, its expenses in connection with this solicitation are approximately $________.

                                      -12-

                             PARTICIPANT INFORMATION

            Bridge,  a Florida  corporation,  and SMACS Holding Corp., a Florida corporation  ("SMACS"),  are private equity  financing  companies  controlled by
Harris Freedman. The principal business address of Bridge and SMACS is 1241 Gulf of Mexico Drive,  Sarasota, FL 24228. By virtue of his positions with Bridge and
SMACS,  Harris  Freedman  has the sole  power to vote and  dispose of the Shares owned by each of Bridge  and  SMACS.  As of the date  hereof,  Bridge  and SMACS beneficially  owned 369,970 and 121,000  Shares,  respectively.  For information regarding Bridge and SMACS purchases and sales of securities of Elite during the past two years, see Schedule I.

            Bridge Ventures,  Inc. Employee Pension Plan ("Bridge Pension Plan")
is an employee  benefit plan for the benefit of Harris  Freedman.  The principal business address of Bridge Pension Plan is 1241 Gulf of Mexico Drive,  Sarasota,
FL 24228. Harris Freedman and Annelies Freedman,  Mr. Freedman's spouse, are the
Trustees  of Bridge  Pension  Plan.  By virtue of their  positions  with  Bridge
Pension Plan,  Harris  Freedman and Annelies  Freedman have shared power to vote and dispose of the Shares owned by Bridge  Pension  Plan. As of the date hereof,
Bridge Pension Plan beneficially owned 102,200 Shares. For information regarding
Bridge  Pension Plan  purchases and sales of securities of Elite during the past two years, see Schedule I.

            Annelies  Freedman,  an  associate  of  Harris  Freedman,  does  not beneficially  own any securities of Elite other than the 102,200 Shares owned by
Bridge Pension Plan. The principal business address of Annelies Freedman is 1241
Gulf of Mexico Drive, Sarasota, FL 24228.

            Saggi, a New York corporation, is a private equity financing company owned and controlled by Sharon Will. The principal  business address of Saggi is
9 Prospect Hill Road Ext., Pine Plains, NY 12567. Ms. Will is the sole executive officer and director of Saggi.  By virtue of her positions with Saggi,  Ms. Will has the sole power to vote and dispose of the Shares  owned by Saggi.  As of the date hereof, Saggi beneficially owned 217,500 Shares. For information  regarding
Saggi purchases and sales of securities of Elite during the past two years,  see
Schedule I.

            Saggi Capital Corp.  Money Purchase Plan ("Saggi Purchase Plan") and
Saggi  Capital Corp.  Profit  Sharing Plan ("Saggi  Sharing  Plan") are employee benefit plans for the benefit of Sharon Will and other eligible Saggi employees.
The principal  business address of Saggi Purchase Plan and Saggi Sharing Plan is
9 Prospect Hill Road Ext., Pine Plains,  NY 12567.  Ms. Will is the sole Trustee of each of  Saggi  Purchase  Plan and  Saggi  Sharing  Plan.  By  virtue  of her positions with Saggi Purchase Plan and Saggi Sharing Plan, Ms. Will has the sole power to vote and dispose of the Shares owned by each of Saggi Purchase Plan and
Saggi Sharing Plan. As of the date hereof, Saggi Purchase Plan and Saggi Sharing
Plan beneficially  owned 7,450 and 8,350 Shares,  respectively.  For information regarding  Saggi  Purchase  Plan and Saggi  Sharing Plan  purchases and sales of securities of Elite during the past two years, see Schedule I.

                                      -13-

            Sharon  Will is the  sole  beneficiary  of The  Dutchess  Foundation
Vaduz,  a foreign trust and associate of Sharon Will  ("Dutchess").  Dutchess is the beneficial  owner of 235,984  Shares.  Ms. Will has no voting or dispositive power with  respect to the  securities  of Elite  owned by  Dutchess  and is not deemed to be the beneficial  owner of such  securities.  The principal  business address of Dutchess is c/o Prager Driefuss,  Muhlebachstrasse 6, CH-8008 Zurich,
Switzerland.

              CERTAIN TRANSACTIONS BETWEEN THE COMMITTEE AND ELITE

            Bridge  entered into a Consulting  Agreement with Elite on August 1,
1997 under which Bridge  agreed to provide Elite with  marketing and  management consulting  services  for  consideration  in the  amount of  $10,000  per month.
Effective  August 1, 2000, the parties agreed to reduce the monthly  payments to
$5,000 per month.  On August 1, 2001, the fee was further  reduced to $2,500 per month. The Consulting Agreement was terminated on December 31, 2001. Pursuant to this  agreement,  Bridge  received  250,000  warrants to  purchase  Shares at an exercise price of $6.00 per Share.

            Saggi  entered into an Agreement  with Elite on August 1, 1997 under
which  Saggi  agreed  to  provide  investor   relation  services  to  Elite  for
consideration in the amount of $5,000 per month. The Agreement was terminated on
March 31, 2002.  Pursuant to this agreement,  Saggi received 100,000 warrants to purchase Shares at an exercise price of $6.00 per Share.

            Except  as  set  forth  in  this  Consent   Solicitation   Statement
(including  the  Schedules  hereto),  neither the Committee nor any of the other participants in this solicitation,  or any of their respective  associates:  (i)
directly or indirectly  beneficially owns any Shares or any securities of Elite;
(ii)  has had any  relationship  with  Elite  in any  capacity  other  than as a stockholder, or is or has been a party to any transactions, or series of similar transactions,  or is indebted to Elite  during the past year with respect to any
Shares or securities  of Elite;  or (iii) knows of any  transactions  during the past year, currently proposed  transactions,  or series of similar transactions, to which Elite or any of its  subsidiaries was or is to be a party, in which the amount  involved  exceeds  $60,000 and in which any of them or their  respective affiliates  had,  or will  have,  a direct or  indirect  material  interest.  In addition,  other than as set forth herein, there are no contracts,  arrangements or understandings entered into by the Committee or any other participant in this solicitation or any of their respective associates within the past year with any person with respect to any of Elite's securities, including, but not limited to, joint ventures,  loan or option arrangements,  puts or calls, guarantees against loss or  guarantees of profit,  division of losses or profits,  or the giving or withholding of proxies.

            Except  as  set  forth  in  this  Consent   Solicitation   Statement
(including  the  Schedules  hereto),  neither the Committee nor any of the other participants in this solicitation,  or any of their respective  associates,  has entered into any agreement or understanding  with any person with respect to (i)
any future employment by Elite or its affiliates or (ii) any future transactions to which Elite or any of its  affiliates  will or may be a party.  However,  the
Committee  has reviewed,  and will continue to review,  on the basis of publicly available  information,  various  possible  business  strategies  that it  might consider in the event that the Slate is elected to the Board.  In  addition,  if

                                      -14-

and to the extent that the Committee  acquires  control of Elite,  the Committee intends  to  conduct  a  detailed  review  of Elite  and its  assets,  financial projections,  corporate structure, dividend policy, capitalization,  operations, properties,  policies, management and personnel and consider and determine what, if any,  changes  would be  desirable in light of the  circumstances  which then exist.

            See Schedule II for information  regarding  persons who beneficially own more than 5% of the Common  Stock and the  ownership  of the Common Stock by the management of Elite.

            The factual  information  concerning Elite contained in this Consent
Solicitation Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

                                          THE ELITE VALUE COMMITTEE

                                          August 16, 2002

                                      -15-

                                   SCHEDULE I

          TRANSACTIONS IN SECURITIES OF ELITE DURING THE PAST TWO YEARS
          -------------------------------------------------------------

                          Shares of Securities        Price Per          Date of
Type of Security            Purchased/(Sold)          Share($)       Purchase/(Sale)
----------------            ----------------          --------       ---------------

                              BRIDGE VENTURES, INC.
                              ---------------------

Common Stock                       7,000               10.10              6/29/00
  Warrant                          5,500                6.10              6/29/00
Common Stock                         500                5.21              3/14/01
  Warrant                         10,000                2.03              4/17/01
Common Stock                      20,000                6.75               6/5/01
Common Stock                       5,500               10.07              6/20/01
Common Stock                       5,500               10.06              6/20/01
Common Stock                       1,500               10.60              7/20/01
Common Stock                       3,100               10.55              7/25/01
Common Stock                       3,400               10.54              7/26/01
Common Stock                       5,000               10.78              7/26/01
  Warrant                          3,500                4.67               8/3/01
Common Stock                       2,000               10.67               8/7/01
  Warrant                        (10,000)               3.58             (8/16/01)
Common Stock                       1,000                8.10              9/10/01
Common Stock                       1,000                7.58              9/10/01
Common Stock                       2,000                8.00              9/10/01
Common Stock                       3,000                8.12              9/10/01
Common Stock                      12,500                6.59              9/18/01
Common Stock                       2,500                6.11              9/19/01
Common Stock                       5,000                6.06              9/21/01
Common Stock                         400                6.15              9/24/01
Common Stock                       3,000                7.20             10/27/01
Common Stock                       8,200                6.43             10/29/01
Common Stock                       5,000                6.11             12/12/01

                                      -16-

Common Stock                       5,000               6.08               12/13/01
Common Stock                       1,100               5.89                2/8/02
Common Stock                       3,500               6.04                2/8/02
Common Stock                       1,000               6.05                2/8/02
Common Stock                       5,000               6.03               2/11/02
Common Stock                      (5,000)              8.08              (2/15/02)
Common Stock                      (5,000)              8.07              (2/15/02)
Common Stock                      10,000               7.28               2/20/02
Common Stock                       1,000               5.48               6/11/02
Common Stock                       2,500               5.23               6/11/02
Common Stock                       1,000               5.53               6/13/02
Common Stock                       7,000               5.07               6/13/02
Common Stock                       5,000               5.14               6/21/02
Common Stock                       9,000               4.85               6/24/02
Common Stock                       3,000               4.98               6/25/02
Common Stock                      (3,000)              3.75              (7/11/02)
Common Stock                     (10,000)              3.06              (7/22/02)
Common Stock                      (4,000)              3.17              (7/22/02)
Common Stock                      (2,000)               (1)               (8/1/02)

                              BRIDGE VENTURES, INC.
                              EMPLOYEE PENSION PLAN
                              ---------------------
Common Stock                      10,000               6.25                1/3/01
Common Stock                       5,300               6.27                1/5/01
Common Stock                       5,000               7.03               2/13/01
Common Stock                      10,000               4.83               3/15/01
Common Stock                      10,000               5.02               3/27/01
Common Stock                       1,000               5.50               3/29/01
Common Stock                       4,000               5.30               3/29/01
Common Stock                       5,000               5.50               4/11/01
Common Stock                       2,000               5.55               4/17/01
Common Stock                       1,000               7.35               4/27/01

                                      -17-

Common Stock                       3,000               10.55              7/31/01
Common Stock                       1,500               10.61              7/31/01
  Warrant                         10,000                3.61              8/16/01
Common Stock                       1,000                7.05              9/17/01
Common Stock                       3,500                5.00               7/5/02
Common Stock                      10,200                4.00              7/10/02
Common Stock                      (3,000)               3.75             (7/11/02)
Common Stock                       7,000                3.12              7/22/02
Common Stock                      10,000                3.06              7/22/02
Common Stock                       4,000                3.17              7/22/02

                               SAGGI CAPITAL CORP.
                               -------------------
Common Stock                       5,000                5.00              3/13/01
Common Stock                       2,500                5.40              3/21/01
Common Stock                      (3,000)               7.40             (5/23/01)
Common Stock                      20,000                6.75              6/5/01
Common Stock                       1,000                5.85              2/6/02
Common Stock                      (1,000)               7.85            (2/14/02)
Common Stock                       5,000                5.00             6/13/02
Common Stock                       1,000                5.05             6/26/02

                                   SHARON WILL
                                   -----------
Common Stock                       3,000                6.30              1/2/01
Common Stock                         500                6.60              1/2/01
Common Stock                       5,000                7.03             2/16/01
Common Stock                      (1,000)               5.40            (6/14/02)

                               SMACS HOLDING CORP.
                               -------------------
Common Stock                       1,666               10.60             7/31/01

                     SAGGI CAPITAL CORP. MONEY PURCHASE PLAN
                     ---------------------------------------
Common Stock                       1,400                5.20             3/28/01

                                      -18-

Common Stock                       1,350               5.20               3/30/01
Common Stock                       5,000               5.20               8/28/01
Common Stock                       1,100               6.05               9/24/01

                     SAGGI CAPITAL CORP. PROFIT SHARING PLAN
                     ---------------------------------------
Common Stock                       1,800               5.20               3/21/01
Common Stock                         500               5.20               3/22/01
Common Stock                         500               5.20               3/23/01
Common Stock                       5,000               8.25               8/23/01
Common Stock                         550               6.00               9/19/01

                     SAGGI CAPITAL CORP. PROFIT SHARING PLAN
                     ---------------------------------------
Common Stock                       1,800               5.20               3/21/01

                                 HARRIS FREEDMAN
                                 ---------------
Common Stock                       2,000                (1)                8/1/02

                               MICHAEL H. FREEDMAN
                               -------------------
Common Stock                      (1,000)              6.25               (3/6/01)
Common Stock                      (1,000)              7.20               (5/2/01)
Common Stock                      (2,000)              7.05               (6/7/01)
Common Stock                      (1,000)              9.30               (7/3/01)
Common Stock                      (1,000)             10.55              (7/26/01)
Common Stock                      (1,000)              8.35              (8/31/01)
Common Stock                      (1,000)              8.45              (8/31/01)
Common Stock                      (1,500)             11.50              (9/21/01)
Common Stock                      (1,000)              7.15              (1/10/02)
Common Stock                      (1,000)              6.50              (1/25/02)
Common Stock                      (1,000)              6.50              (1/29/02)
Common Stock                        (500)              7.50              (2/28/02)
Common Stock                        (500)              7.20               (3/4/02)
Common Stock                        (500)              7.72               (3/8/02)

                                      -19-

Common Stock                        (500)              7.51               (4/5/02)
Common Stock                      (1,000)              7.41              (4/23/02)
Common Stock                        (500)              6.81               (5/9/02)

-----------------------------

(1)         On August 1, 2002, 2,000 Shares were transferred from the account of
            Bridge Ventures, Inc. to the account of Harris Freedman.

                                      -20-

                                   SCHEDULE II
                                   -----------

               SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                                   MANAGEMENT

        The following is based solely on information provided in Elite's
                  Form 10-K for the year ended March 31, 2002:

            The  following  table sets forth the  security  ownership of Elite's voting stock by certain  beneficial  owners and  management  as of May 22, 2002.
Listed is (i) each person known by Elite to be the beneficial owner of more than
5% of Elite's  common stock;  (ii) each director of Elite;  (iii) each executive officer of Elite; and (iv) the officers and directors of Elite as a group.

                             Name and Address of                       Amount and Nature of
Title of Class               Beneficial Owner                          Beneficial Ownership           Percent of Class
--------------               ----------------                          --------------------           ----------------
Common                       Atul M. Mehta,                            2,912,700(1)                          26.5%
                             Director/Officer                          Direct and Indirect
                             165 Ludlow Avenue
                             Northvale, NJ 07647

Common                       Jerome Belson                             916,000(2)                             9.2%
                             495 Broadway                              Direct and Indirect
                             New York, NY 10012

Common                       John de Neufville and Mely                768,900(3)                             7.9%
                             Rahn, Trustees                            Direct and Indirect
                             Margaret de Neufville
                             Revocable Trusts
                             197 Meister Avenue
                             North Branch, NJ 08876

Common                       Bakul and Dilip Mehta                     630,000                                6.5%
                             P.O. Box 438                              Direct
                             Muscat, Sultanate of Oman

Common                       Bridge Ventures, Inc.                     635,604(4)                             6.4%
                             575 Lexington Avenue, Ste.                Direct and Indirect
                             410
                             New York, NY 10022

Common                       Donald S. Pearson, Director               78,750(5)                              0.8%
                             1305 Peabody Avenue                       Direct
                             Memphis, TN 38104

                                      -21-

                             Name and Address of                       Amount and Nature of
Title of Class               Beneficial Owner                          Beneficial Ownership           Percent of Class
--------------               ----------------                          --------------------           ----------------

Common                       Harmon Aronson, Director                  60,000(6)                            0.6%
                             26 Monterey Drive                         Direct
                             Wayne, NJ 07470

Common                       Eric L. Sichel, Director                  30,000(7)                            0.3%
                             411 Highview Road                         Direct
                             Englewood, NJ 07631

Common                       Mark I. Gittelman,                        10,000(8)                            0.1%
                             Treasurer/Sec'y                           Direct
                             300 Colfax Avenue
                             Clifton, NJ 07013

Common                       Officers and Directors as a               3,141,450                           27.7%
                             Group                                     Direct and Indirect

(1)         Includes (i) 6,300 shares held by Dr. and Mrs.  Mehta as  custodians for Amar  Mehta;  (ii) 6,300  shares  held by Dr. and Mrs.  Mehta as custodians for Anand Mehta; and (iii) options to purchase  1,475,000 shares of common  stock held by Dr.  Mehta  (including  options  for
            400,000  shares which do not begin vesting  until  December 31, 2002 and  then  vest  100,000  shares  on that  date and  100,000  shares annually  thereafter  for three years and options for 50,000  shares which do begin vesting until  December 31, 2002 and then vest 10,000 shares on that date and 10,000 shares  annually  thereafter for four years).

(2)         Includes  (i) 25,000  shares held by Maxine  Belson,  wife of Jerome
            Belson;  (ii) 50,000  shares by the Jerome  Belson  Foundation;  and
            (iii) 35,000 shares owned by the Grandchildren of Jerome Belson; and
            (iv) warrants for 255,000 shares.

(3)         Represents  (i) 333,900 shares held in trust for the benefit of John
            P. de Neufville;  (ii) 410,000  shares held in trust for David T. de
            Neufville; and (iii) options personally held by John P. de Neufville to purchase 25,000 shares.

(4)         Includes  (i)  56,334  shares  owned  by  SMACS  Holding  Corp.,  an affiliate  of Bridge  Ventures,  Inc.;  (ii)  warrants  to  purchase
            206,250  shares held by Bridge  Ventures,  Inc.;  (iii)  warrants to purchase 75,000 shares held by SMACS Holding Corp.;  and (iv) 47,500 shares owned by the Bridge Ventures, Inc. Employee Pension Plan.

(5)         Includes  options to  purchase  60,000  shares.  Options  for 40,000 shares are vested.  The  remaining  options  vest in  increments  of
            10,000 shares each on September 1, 2002 and January 2, 2003.

                                      -22-

(6)         Comprised of options to purchase  60,000 shares.  Options for 40,000 shares are vested.  The  remaining  options  vest in  increments  of
            10,000 shares each on September 1, 2002 and January 2, 2003.

(7)         Comprised of options to purchase  30,000 shares.  Options for 10,000 shares  are  vested.  Options  for  the  remaining  shares  vest  in increments of 10,000 each on August 2, 2003 and August 2, 2004.

(8)         Comprised of options to purchase 10,000 shares.

            Information as to the stock  ownership set out below was provided by the beneficial owners.

            Elite is informed and believes  that as of May 21, 2002,  Cede &
Co. held  6,471,033  shares  (66.5%) and Class A warrants for  1,188,430  shares
(71.8%) of Elite as nominee for Depository Trust Company,  55 Water Street,  New
York,  New York 10004,  that Cede &  Co. and  Depository  Trust Company both disclaim any beneficial ownership thereof, and that such shares are held for the account of numerous  other persons,  no one of whom is believed to  beneficially own five percent or more of the common stock of Elite.

                                      -23-

                                    IMPORTANT

            1.          If your Shares are kept at your  brokerage firm or bank,
                        and they are registered in your brokerage firm's or your
                        bank's name,  please send back only the  enclosed  WHITE
                        Consent Card in the special envelope provided.

            2.          If your Shares are  registered in your own name,  please
                        sign, date and return the enclosed WHITE Consent Card to
                        __________________.

            3.          Time is critically  short.  Only your latest dated WHITE
                        Consent Card will count.

            4.          If your Shares are held in the name of a brokerage firm,
                        bank  nominee or other  institution,  only it can sign a
                        WHITE   Consent   Card  with  respect  to  your  Shares.
                        Accordingly,  please contact the person  responsible for
                        your account and give  instructions  for a WHITE Consent
                        Card to be signed representing your Shares.

            If you have any  questions  about  giving  your  consent  or require assistance in voting your Shares, please call:

                             [PROXY SOLICITOR LOGO]

                                      -24-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                              DATED AUGUST 16, 2002

                                  CONSENT CARD

             Consent by Stockholders of Elite Pharmaceuticals, Inc.
             ------------------------------------------------------
                           To Action Without a Meeting
                           ---------------------------

             THIS CONSENT IS SOLICITED BY THE ELITE VALUE COMMITTEE

            The undersigned,  a stockholder of record of Elite  Pharmaceuticals,
Inc. ("Elite") hereby consents,  pursuant to Section 228 of the Delaware General
Corporation  Law, with respect to all shares of Common Stock, par value $.01 per share, of Elite which the undersigned is entitled to vote in all capacities,  to the following action without a meeting, without prior notice and without a vote:

               RESOLVED,  that,  in the best  interests of Elite,  the
               removal without cause of directors of Elite,  Donald S.
               Pearson,  Harmon  Aronson and Eric L.  Sichel,  and any
               person  or  persons  elected  to  the  Elite  Board  of
               Directors  to fill any vacancy  arising  since the last
               annual  meeting of  stockholders,  or any newly created
               directorships, is hereby approved.

      CONSENTS                   CONSENT WITHHELD                 ABSTAINS
-----                     ------                          ------

            TO WITHHOLD CONSENT TO THE REMOVAL OF ANY DIRECTOR, WRITE
                      HIS/HER NAME IN THE FOLLOWING SPACE:

     ------------------------------------------------------------

               RESOLVED,  that the slate of The Elite Value Committee,
               Harris  Freedman,  Sharon Will and Michael H.  Freedman
               (the "Slate"), are hereby elected to the Elite Board of
               Directors  to fill the newly  created  vacancies on the
               Board of Directors, and to serve until their respective
               successors are duly elected and qualify.

      CONSENTS                   CONSENT WITHHELD                 ABSTAINS
-----                     ------                          ------

     TO WITHHOLD CONSENT TO THE ELECTION OF ANY MEMBER OF THE SLATE, WRITE
                      HIS/HER NAME IN THE FOLLOWING SPACE:

     ------------------------------------------------------------

                             INSTRUCTIONS

     CHECK THE APPROPRIATE BOX ABOVE TO CONSENT OR WITHHOLD CONSENT TO, OR
                    ABSTAIN FROM, THE FOREGOING RESOLUTIONS.

IF NO BOX IS MARKED WITH RESPECT TO EITHER OR EACH OF THE ABOVE RESOLUTIONS,
 THE UNDERSIGNED WILL BE DEEMED TO CONSENT TO SUCH RESOLUTION OR RESOLUTIONS.

            IN WITNESS  WHEREOF,  the  undersigned  has executed  this stockholder consent on the date set forth below.

                             Date:
                                  ----------------------------------------------

                             ---------------------------------------------------
                             Signature of Stockholder

                             ---------------------------------------------------
                             Signature (if held jointly)

                             ---------------------------------------------------
                             Name and Title of Representative (if applicable)

                             IMPORTANT NOTE TO STOCKHOLDERS:

                             Please sign exactly as your shares are  registered.
                             Joint  owners  should  both sign.  When  signing as
                             executor, trustee, administrator, guardian, officer
                             of a corporation,  attorney-in-fact or in any other
                             fiduciary or representative  capacity,  please give
                             your full name. This consent,  when executed,  will
                             vote all shares held in all capacities.  Be sure to
                             date this Consent Card.

                          **THIS IS YOUR CONSENT CARD**